SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S THIRD QUARTER OF 2013

FINANCIAL AND OPERATING REPORT

Mexico City, October 24, 2013 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2013.

•        We added 3.1 million subs in the third quarter to finish September with 265 million wireless subs, with our postpaid base rising 11.3% from the year-earlier quarter to 41.5 million. Brazil obtained 960 thousand new subscribers—twice as many as in the third quarter of last year—whereas in Colombia we added 559 thousand subs and in both Mexico and Central America slightly less than 500 thousand.

•        On the fixed-line platform we gained 1.4 million RGUs in the third quarter—including 698 thousand PayTV units, 470 thousand broadband accesses and 256 thousand fixed lines—to finish September with 68.3 million, 8.6% more than a year before. Nearly three quarters of our net RGU additions, 1.1 million, came from Brazil.

•        Revenues totaled 194.2 billion pesos in the quarter. They were up 0.7% year-on-year in peso terms but at constant exchange rates they increased 7.5% from the year-earlier quarter. The South American block’s service revenues rose 8.9%—the best performance in six quarters—and those of Central America and The Caribbean 4.9%. In Mexico, however, the weak state of economic activity led to a 2.1% decline in service revenues.

•        Mobile data and PayTV continued to be our more dynamic business lines, with revenues expanding at a rate of 22.4% and 21.7% respectively, whereas fixed-data revenues were up nearly 10%. Voice revenues were down on both the mobile and the fixed-line platforms by the same measure.

•        Third quarter EBITDA totaled 63.3 billion pesos and was down 5.8% on an annual basis; at constant exchange rates, it remained roughly flat (-0.5%). The EBITDA margin declined to 32.6% compared from 34.8% the year before. Depreciation and amortization charges remained at 13% of revenues.

•        After comprehensive financing costs of 10.8 billion pesos—which included a foreign exchange loss of 2.9 billion pesos, compared to a foreign exchange gain of 9.0 billion pesos a year earlier—we obtained a net profit of 16.4 billion pesos in the quarter. It was equivalent to 0.23 pesos per share or 0.35 dollar cents per ADR.

•        Our net debt stood at 440 billion pesos at the end of September, having increased 68.0 billion pesos from December. It was equivalent to 1.66 times EBITDA (LTM). It helped us cover capital outlays and shareholder distributions in the amount of 174 billion pesos, including capital expenditures totaling 78.7 billion pesos, acquisitions of 16.5 billion—including our share of the rights issue by KPN—share buybacks in the amount of 58.3 billion and dividend payments of 7.9 billion. In addition, we contributed 12.5 billion pesos to the funding of pension liabilities.

América Móvil Fundamentals (IFRS)

	3Q13	3Q12	Var. %
EPS (Mex$) (1)	0.23	0.40	-42.9%
Earning per ADR (US$) (2)	0.35	0.61	-41.7%
Net Income (millions of Mex$)	16,384	30,451	-46.2%
Average Shares Outstanding (billion) (3)	71.72	76.12	-5.8%
Average ADRs Outstanding (millions) (4)	531	836	-36.5%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

On August 9th, we announced our intention to make a voluntary tender offer for all outstanding shares of KPN at an offer price of EUR 2.40 per share subject to the condition that we receive sufficient shares for our ownership interest in the company to reach at least 50% plus one share. The announcement came after initial conversations with KPN representatives and was followed by negotiations with the company with the objective of reaching an integral agreement that considered, among other topics, the strategic direction of the company, employment, national security, social policies, social plans, minority shareholder protection and corporate governance.

On August 29th, the independent KPN Foundation exercised its option to purchase class B preferred shares totaling 50% of all outstanding shares.

On October 16th, we received approval from the Dutch authorities (AFM) to proceed with the offer. However, with the Foundation still holding 50% of the shares it would have been impossible to satisfy the condition that we had set for the Intended Offer. Thus we announced that whereas the necessary authorizations had been received and no further approvals were needed in The Netherlands for us to proceed, we would not be able to complete the transaction because of the continued permanence of the Foundation.

América Móvil’s Subsidiaries as of September 2013

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.7%	Global Consolidation Method
	Sección Amarilla (1)	other	100.0%	Global Consolidation Method
	Telvista	other	89.0% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.6%	Global Consolidation Method
Brazil	Claro	wireless	100.0%	Global Consolidation Method
	Embratel(1)	wireline	95.5%	Global Consolidation Method
	Net	Cable	88.1%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	29.8%(3)	Equity Method
Austria	Telekom Austria	wireless/wireline	23.7%	Equity Method

(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.65%.

(2) AMX owns directly 45%and 45% through its subsidiary Telmex.

(3) Not taking into account the Class B Preference Shares held by the KPN Foundation.

On September 6, 2013, we issued three hybrid Notes for the equivalent of 2.8 billion dollars due 2073 in three tranches. One is for 900 million euros and carries a coupon of 5.125%, and two others—for 550 million euros and 550 million pounds—pay a 6.375% coupon.  Given the structure of the hybrid notes and their maturity dates, the rating agencies give them equity credit for 50% of the principal amount.

On September 12, 2013, we issued Floating Rate Notes in the amount of 750 million dollars due 2016.  Interest on the notes is 3 month LIBOR plus 1.0%.

Total Accesses

We finished September with 333.4 million accesses, 4.6% more than a year before. This figure comprises 265.1 million wireless subscribers, 31.0 million landlines, 18.8 million broadband accesses and 18.5 million PayTV units. The latter lines increased 17.4% on an annual basis followed by broadband accesses that rose 11.9%.

Wireless Subscribers

We had 265.1 million wireless subscribers at the end of September, 3.6% more than a year before after 3.1 million net additions in the quarter. Brazil gained 960 thousand new clients, twice as many as in the third quarter of last year, whereas in Colombia we added 559 thousand subs. In both Mexico and Central America, net adds were just shy of 500 thousand subs. Argentina obtained 406 thousand additions, Peru 283 thousand and Ecuador 187 thousand.

Our postpaid subscriber base was up 11.3% year on year after adding 780 thousand new subs, a fourth of the period’s net additions. Brazil showed a good improvement: at 164 thousand subs, postpaid net additions increased 135.6% relative to the precedent year. Mexico and Peru added around 190 thousand postpaid clients each while Colombia gained 82 thousand and Ecuador 61 thousand.

At the end of the quarter, we had 72.5 million subscribers in Mexico, 67.4 million in Brazil, 28.4 million in Colombia, 23 million in the US and 20.6 million in Argentina. In Central America, our subscriber base grew at a rate of 14.5%, the fastest among our operations, and ended September with 16.6 million clients.

Year-to-date, we have been net gainers of ported lines in every country with Mobile Number Portability with the exception of Puerto Rico. The number of port-in lines has actually accelerated in several of our operations as we continue to outperform in coverage, quality and technology.

Wireless Subscribers as of September 2013
Thousands
	Total(1)
Country	Sep'13	Jun'13	Var.%	Sep'12	Var.%
Mexico	72,464	71,965	0.7%	69,171	4.8%
Brazil	67,432	66,472	1.4%	63,447	6.3%
Chile	5,940	6,275	-5.3%	5,804	2.3%
Argentina, Paraguay and Uruguay	21,949	21,529	2.0%	21,736	1.0%
Colombia	28,364	27,805	2.0%	29,962	-5.3%
Ecuador	11,887	11,700	1.6%	11,462	3.7%
Peru	11,495	11,212	2.5%	12,399	-7.3%
Central America* and Caribbean	22,530	22,046	2.2%	20,289	11.0%
USA	23,043	23,038	0.0%	21,639	6.5%
Total Wireless Lines	265,104	262,043	1.2%	255,909	3.6%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

Our fixed RGUs reached 68.3 million at the end of September; they were up 8.6% over the prior year. We added 1.4 million fixed-line accesses in the quarter, of which 49% were PayTV units.

We connected 384 thousand fixed-voice lines in Central and South America. Throughout our operations, we increased the number of PayTV clients by 698 thousand and broadband accesses by 470 thousand. The majority of the new fixed RGUs came from Brazil, our largest fixed line operation.

Of the net additions on the fixed-line platform, 61.2% were sold in triple-play bundles, 32.2% were double-play and only 6.6% were single-play.

Fixed-Line and Other Accesses (RGUs) as of September 2013
Thousands
	Total
Country	Sep'13	Jun'13	Var.%	Sep'12	Var.%
Mexico	22,419	22,426	0.2%	22,783	-1.6%
Brazil	31,876	30,757	3.6%	27,510	15.9%
Colombia	4,619	4,497	2.7%	4,072	13.4%
Ecuador	295	277	6.6%	226	30.3%
Peru	981	931	5.3%	837	17.2%
Argentina, Paraguay and Uruguay	525	486	8.1%	404	29.9%
Chile	1,146	1,155	-0.8%	1,028	11.5%
Central America and Caribbean	6,407	6,315	1.5%	5,999	6.8%
Tolal RGUs	68,268	66,844	2.1%	62,859	8.6%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

The purported strength of the U.S. economy in the third quarter—which had led the FED to call for the tapering of its purchases of long term securities—seemed very much at odds with the state of the Mexican economy, that appears to have grown weaker throughout the year on account of a certain shortfall in government expenditures relative to plan; problems in certain sectors, including housing; and an apparent lack of liquidity throughout the economy that is constraining private sector spending.  In South America, notwithstanding the recent drops in commodity prices, economic activity appeared to be recovering.

Our revenues totaled 194.2 billion pesos in the quarter and 582.0 billion pesos through September; they were nearly flat relative to the prior year (+0.7% and 0.9% respectively). At constant exchange rates, third quarter total revenues were up 7.5% from the year-earlier quarter, with the South American block’s revenues growing 8.9%—the fastest pace in 6 quarters—and those of Central America and The Caribbean holding steady at 4.9% year-on-year.  In  Mexico, service revenues decreased 2.1% in the quarter, overturning the 1.0% rise seen in the second quarter. For the most part, the decline seen in Mexico is attributed to the weak state of the economy.

Mobile data and PayTV continued to be the more dynamic business lines, with revenues rising 22.4% and 21.7%, respectively, at constant exchange rates, followed by fixed-broadband, whose revenues grew 10.2% year-on-year. Both mobile and fixed-line voice revenues were off by 2.2% and 4.6%, respectively.

America Movil's Income Statement (IFRS)
Millions of Mexican pesos
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Service Revenues	174,516	176,075	-0.9%	523,383	528,672	-1.0%
Equipment Revenues	19,705	16,745	17.7%	58,598	48,385	21.1%
Total Revenues	194,221	192,821	0.7%	581,981	577,058	0.9%

Cost of Service	58,797	57,770	1.8%	177,208	172,248	2.9%
Cost of Equipment	28,649	26,625	7.6%	85,661	78,967	8.5%
Selling, General & Administrative Expenses	41,035	39,324	4.4%	120,459	117,905	2.2%
Others	2,422	1,913	26.6%	6,475	5,820	11.3%
Total Costs and Expenses	130,903	125,632	4.2%	389,803	374,940	4.0%

EBITDA	63,318	67,188	-5.8%	192,178	202,118	-4.9%
% of Total Revenues	32.6%	34.8%		33.0%	35.0%

Depreciation & Amortization	25,523	25,423	0.4%	75,168	77,277	-2.7%

EBIT	37,795	41,765	-9.5%	117,010	124,841	-6.3%
% of Total Revenues	19.5%	21.7%		20.1%	21.6%

Net Interest Expense	6,658	4,976	33.8%	17,518	14,196	23.4%
Other Financial Expenses	1,256	2,845	-55.9%	3,308	10,591	-68.8%
Foreign Exchange Loss	2,917	-9,015	132.4%	9,401	-12,208	177.0%
Comprehensive Financing Cost (Income)	10,831	-1,194	n.m.	30,227	12,579	140.3%

Income & Deferred Taxes	9,671	13,416	-27.9%	29,000	36,701	-21.0%
Net Income before Minority Interest and Equity	17,294	29,542	-41.5%	57,782	75,560	-23.5%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates*	-643	1,172	-154.8%	20	1,108	-98.2%
Minority Interest	-267	-264	-1.3%	-354	-529	33.0%
Net Income	16,384	30,451	-46.2%	57,448	76,140	-24.5%
n.m. Not meaningful
*Includes results of KPN

Third quarter EBITDA came in at 63.3 billion pesos, bringing to 192.2 billion pesos the year’s total through September.  These figures were down 5.8% and 4.9%, respectively from the year before, with the EBITDA margin at 32.6% down from 34.8% in the third quarter of 2012. At constant exchange rates, EBITDA was down 0.5% from the year-earlier quarter. Depreciation and amortization charges remained flat relative to revenues (13.1%), leading to an operating profit in the third quarter of 37.8 billion pesos.

Our comprehensive financing cost stood at 10.8 billion pesos, which includes a foreign exchange loss of 2.9 billion pesos. All in all, we obtained a net profit on 16.4 billion pesos in the quarter and 57.4 billion pesos in the year through September.  It was equivalent to 0.23 pesos per share or 0.35 dollar cents per ADR. Our net profit was affected by our share in the losses of KPN, which ended up lowering our net income by 1.2 billion pesos.

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Sep '13	Dec '12	Var.%		Sep '13	Dec '12	Var.%

Current Assets				Current Liabilities
Cash & Securities	72,226	45,487	58.8%	Short Term Debt**	43,515	13,622	219.5%
Accounts Receivable	126,265	122,986	2.7%	Accounts Payable	190,120	189,081	0.5%
Other Current Assets	15,029	11,961	25.7%	Other Current Liabilities	44,087	50,156	-12.1%
Inventories	36,512	28,698	27.2%		277,722	252,859	9.8%
	250,033	209,131	19.6%

Non Current Assets
Plant & Equipment	485,334	500,434	-3.0%
Investments in Affiliates	92,688	73,116	26.8%	Non Current Liabilities

				Long Term Debt	468,890	404,048	16.0%
Deferred Assets				Other Non Current Liabilities	63,505	72,849	-12.8%
Goodwill (Net)	93,496	99,706	-6.2%		532,395	476,897	11.6%
Intangible Assets	39,017	45,196	-13.7%
Deferred Assets	67,426	57,021	18.2%	Shareholder's Equity	217,876	254,848	-14.5%

Total Assets	1,027,993	984,604	4.4%	Total Liabilities and Equity	1,027,993	984,604	4.4%
** Includes current portion of Long Term Debt

Our net debt stood at 440.2 billion pesos at the end of September. It was up 68.0 billion pesos from December to help finance 174 billion pesos in capital outlays and shareholder distributions.  Capital expenditures totaled 78.7 billion pesos, acquisitions 16.5 billion—including our share of the rights issue by KPN—share buybacks 58.3 billion and dividend payments 7.9 billion. We also contributed 12.5 billion pesos to the funding of pension liabilities.

Financial Debt of América Móvil*
Millions of U.S. Dollars
	Dec-12	Sep-13
Peso denominated debt	6,089	8,036
Bonds and other securities	6,089	5,938
Banks and others	0	2,098
U.S. Dollar - denominated debt	15,721	16,404
Bonds and other securities	15,098	15,848
Banks and others	623	557
Debt denominated in other currencies	10,294	14,939
Bonds and other securities	10,257	14,725
Banks and others	38	214
Total Debt	32,104	39,380
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

Our wireless subscriber base ended September at 72.5 million clients, 3.0% higher than at the beginning of the year, having obtained 499 thousand net subscriber additions in the quarter, 186 thousand of which were postpaid.  On the fixed-line platform, RGUs totaled 22.4 million, 1.1% less than in December. Year-to-date, we have gained 2.1 million wireless clients and 401 thousand fixed-broadband accesses, but have lost 650 thousand fixed lines.

Third quarter revenues were slightly down (-0.3%) year–on-year, to 68.2 billion pesos, on account of the weakness of the Mexican economy, as service revenues declined 1.4% from the year-earlier quarter. Mobile revenues were up 0.9% and fixed line revenues down 0.7%, with data revenues increasing and voice revenues falling on both platforms.

EBITDA stood at slightly under 30 billion pesos and was down 5.7% from the prior year. In the nine months to September, it totaled 91.2 billion pesos, a 2.0% reduction year-on-year. Our operating profits represented 34.8% of revenues.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Total Revenues	68,181	68,397	-0.3%	204,023	201,026	1.5%
Wireless Revenues	44,046	43,661	0.9%	131,972	126,744	4.1%
Service Revenues	36,285	36,801	-1.4%	108,174	107,327	0.8%
Equipment Revenues	7,727	6,795	13.7%	23,544	19,364	21.6%

Fixed Line and Other Revenues	26,082	26,269	-0.7%	78,038	78,766	-0.9%

EBITDA	29,951	31,751	-5.7%	91,236	93,134	-2.0%
% total revenues	43.9%	46.4%		44.7%	46.3%

EBIT	23,717	25,703	-7.7%	72,473	74,848	-3.2%
%	34.8%	37.6%		35.5%	37.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	3Q13	3Q12	Var.%
Wireless Subscribers (thousands)	72,464	69,171	4.8%
Postpaid	9,195	8,331	10.4%
Prepaid	63,270	60,840	4.0%
MOU	269	269	0.0%
ARPU (MxP)	167	179	-6.4%
Churn (%)	3.7%	3.6%	0.1
Revenue Generating Units (RGUs)*	22,419	22,783	-1.6%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

Our combined operations in Argentina, Paraguay and Uruguay finished September with 21.9 million wireless subscribers having added 421 thousand clients in the quarter. On the fixed-line platform, RGUs increased 20.1% relative to December to 525 thousand accesses.

Third quarter revenues rose 21.5% from the prior year to 4.5 billion Argentinean pesos. Wireless service revenues rose 13.8%, driving a 13.3% increase in ARPU, as mobile data revenues increased 19.4% year-on-year; they account now for 41.3% of wireless service revenues. On the fixed-line operation, revenues rose 30.6% from the year before; they represent 6.7% of total revenues.

Third quarter EBITDA was up 18.9% to 1.4 billion Argentinean pesos. The EBITDA margin was equivalent to 31.2% of revenues.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Total Revenues	4,504	3,707	21.5%	12,659	10,658	18.8%
Wireless Revenues	4,256	3,499	21.7%	11,942	10,066	18.6%
Service Revenues	3,432	3,015	13.8%	9,941	8,793	13.1%
Equipment Revenues	833	484	72.2%	1,996	1,267	57.5%

Fixed Line and Other Revenues	299	229	30.6%	820	642	27.6%

EBITDA	1,405	1,181	18.9%	4,129	3,709	11.3%
% total revenues	31.2%	31.9%		32.6%	34.8%

EBIT	1,113	908	22.6%	3,336	2,980	12.0%
%	24.7%	24.5%		26.4%	28.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	3Q13	3Q12	Var.%
Wireless Subscribers (thousands)	21,949	21,736	1.0%
Postpaid	2,959	2,814	5.2%
Prepaid	18,990	18,923	0.4%
MOU	148	146	0.9%
ARPU (ARP)	53	47	13.3%
Churn (%)	1.9%	2.2%	(0.2)
Revenue Generating Units (RGUs)	525	404	29.9%
* Fixed Line, Broadband and Pay TV

Brazil

After adding 1.1 million fixed-lines RGUs in the third quarter, we ended September with 31.9 million RGUs, 11.5% more than at the end of 2012. We also had 67.4 million wireless subscribers, an increase of 3.4% relative to December. Net subscriber additions in the third quarter, 960 thousand, doubled those of the prior year, with postpaid net adds totaling 164 thousand. PayTV and broadband accesses were up 14.4% and 13.1%, respectively, relative to December and the number of fixed-voice lines rose 7.1%. Bundle offers continued to attract customers: 56% of our new RGUs were placed under triple-play packages. In September, we launched the Combo Multi, our first mass market quadruple-play product.

Third quarter revenues of 8.4 billion reais increased 10.3% year-on-year, the fastest rate in six quarters. The acceleration of service revenue growth  reflects improvements on both the wireless and the fixed-line platforms. Mobile data revenues continued to outperform rising 25.1%, followed closely by PayTV revenues that were up 22.2%, with fixed-broadband revenues growing 14.0%. Voice revenues declined on both platforms.

EBITDA for the quarter came in at 1.9 billion reais, slightly down (0.7%), from the same period of 2012; it was equivalent to 22.3% of revenues. The pressure in EBITDA is coming from i) an increase of interconnection costs resulting from changes in wireless commercial plans ii) greater costs of leasing wireless sites that are required to expand the reach of our network, and iii) costs associated to the launch of fixed-line services in new cities in which we have had to lease infrastructure.

Year-to-date, we have gained 169 thousand clients from mobile number portability. We have made important inroads, especially in the postpaid segment, offering attractive commercial plans, a constant improvement of our networks to enable better data transmission speeds, lower prices and better quality. In the latest evaluations conducted by Anatel, Claro outperformed all of its mobile peers.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Total Revenues	8,368	7,589	10.3%	24,403	22,790	7.1%
Wireless Revenues	3,278	3,095	5.9%	9,636	9,487	1.6%
Service Revenues	2,957	2,904	1.8%	8,832	8,874	-0.5%
Equipment Revenues	320	192	66.4%	797	609	31.0%

Fixed Line and Other Revenues	5,391	4,848	11.2%	15,690	14,362	9.2%

EBITDA	1,862	1,874	-0.7%	5,699	5,726	-0.5%
% total revenues	22.3%	24.7%		23.4%	25.1%

EBIT	159	416	-61.7%	1,021	1,436	-28.9%
%	1.9%	5.5%		4.2%	6.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	3Q13	3Q12	Var.%
Wireless Subscribers (thousands)	67,432	63,447	6.3%
Postpaid	13,871	12,732	8.9%
Prepaid	53,561	50,715	5.6%
MOU	133	122	9.7%
ARPU (BrL)	15	15	-3.9%
Churn (%)	3.1%	3.4%	(0.3)
Revenue Generating Units (RGUs)*	31,876	27,510	15.9%
* Fixed Line, Broadband and Television

Colombia

We added 559 thousand new wireless subscribers in the quarter, 82 thousand of which were postpaid, reaching a total of 28.4 million subscribers. Relative to December, our postpaid base has risen 4.7%. As regards the fixed-line operation, RGU net additions totaled 122 thousand in the quarter, bringing to 424 thousand the figure for the first nine months of the year. RGUs ended September at 4.6 million accesses, 10.1% more than at the start of the year. Over the last 12 months, we gained more than three points of market share in fixed voice and almost two points in the broadband segment.

Third quarter revenues of 2.7 trillion Colombian pesos were 8.9% above those of the year-earlier quarter, with wireless service revenues rising 2.3% as wireless voice revenues declined 2.2%, mostly on account of a voluntary free airtime bonus of approximately 66 million minutes given to our clients as compensation for a technical failure in the month of September. On the fixed line platform, revenues increased 16.0% to 537 trillion Colombian pesos, or a fifth of total revenues. Other than in mobile voice, revenue growth was strong across the board: 21.0% in fixed-line voice, 16.8% for data revenues on each of the mobile and fixed-line platforms; and 9.2% in PayTV.

EBITDA for the third quarter was 1.2 trillion Colombian pesos, 4.2% higher than that of same period of 2012. The margin came in at 44.4% of revenues, having declined 2 percentage points from the year before on account of increases in the acquisition costs of postpaid clients that are taking up data plans with pricier smartphones. (The average cost per unit sold has risen around 30% in the last 12 months.)

INCOME STATEMENT (IFRS)
Colombia
Billions of COP
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Total Revenues	2,713	2,491	8.9%	7,958	7,337	8.5%
Wireless Revenues	2,166	2,017	7.4%	6,378	5,962	7.0%
Service Revenues	1,824	1,783	2.3%	5,453	5,252	3.8%
Equipment Revenues	335	228	46.9%	899	668	34.6%

Fixed Line and Other Revenues	537	463	16.0%	1,548	1,335	16.0%

EBITDA	1,204	1,155	4.2%	3,602	3,463	4.0%
% total revenues	44.4%	46.4%		45.3%	47.2%

EBIT	867	807	7.4%	2,607	2,457	6.1%
%	32.0%	32.4%		32.8%	33.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	3Q13	3Q12	Var.%
Wireless Subscribers ** (thousands)	28,364	29,962	-5.3%
Postpaid	5,601	5,195	7.8%
Prepaid	22,763	24,767	-8.1%
MOU	220	229	-4.3%
ARPU (CoP)	21,576	20,018	7.8%
Churn (%)	3.2%	4.0%	(0.8)
Revenue Generating Units (RGUs)*	4,619	4,072	13.4%

* Fixed Line, Broadband and Television

** Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

Chile

In the third quarter, we disconnected 335 thousand wireless subscribers that were not generating enough traffic, ending September with 5.9 million clients. Our postpaid base however, was up 12.8% over the year with net additions of 27 thousand. RGUs were 1.1 million at the end of the quarter, 7.1% more than at the beginning of the year.

Third quarter revenues of 196.9 billion Chilean pesos were 12.7% higher than in the prior year. Wireless service revenues were up 9.7% with data revenues increasing 25.5%—to 25.6% of service revenues—and voice revenues rising 5.2%. Fixed line revenues—which account for 29.4% of the total—were 13.0% higher than a year before driven by PayTV and broadband.

EBITDA for the quarter was 10.8 billion Chilean pesos, equivalent to 5.5% of revenues. The contraction of EBITDA stems from greater acquisition costs of new postpaid subs.

INCOME STATEMENT (IFRS)
Chile
Millions of ChP
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Total Revenues	196,913	174,724	12.7%	576,148	516,870	11.5%
Wireless Revenues	141,408	126,387	11.9%	417,254	371,038	12.5%
Service Revenues	115,939	105,644	9.7%	340,702	314,214	8.4%
Equipment Revenues	25,483	20,820	22.4%	76,532	57,285	33.6%

Fixed Line and Other Revenues	58,001	51,312	13.0%	166,416	154,406	7.8%

EBITDA	10,814	13,769	-21.5%	26,272	42,338	-37.9%
% total revenues	5.5%	7.9%		4.6%	8.2%

EBIT	-35,776	-28,258	-26.6%	-107,947	-73,237	-47.4%
%	-18.2%	-16.2%		-18.7%	-14.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	3Q13	3Q12	Var.%
Wireless Subscribers (thousands)	5,940	5,804	2.3%
Postpaid	1,263	1,120	12.8%
Prepaid	4,677	4,684	-0.2%
MOU	204	217	-6.2%
ARPU (ChP)	6,339	6,105	3.8%
Churn (%)	5.4%	4.5%	0.9
Revenue Generating Units (RGUs)*	1,146	1,028	11.5%
* Fixed Line and Broadband and Television

Ecuador

Net wireless additions for the quarter were 187 thousand—a third of them postpaid—allowing us to close September with 11.9 million subscribers. We also had 295 thousand RGUs in September, 18.9% more than at the beginning of the year.

Our third quarter revenues came in at 436 million dollars, 12.3% higher than in the year-earlier quarter. Wireless service revenues were up 11.3% over the year with data revenues rising 36.4%, given the greater adoption of devices with data capabilities. Voice revenue growth showed an improvement after reporting declines in each of the last three quarters. On the fixed-line platform, revenues increased 14.4%.

Third quarter EBITDA was down 3.2% year-on-year to 180 million dollars with a margin of 41.4% as we have been increasingly selling data-capable devices such as smartphones and tablets.

In the third quarter, we launched DTH services in Ecuador, it has proven to be a very popular product so far.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Total Revenues	436	388	12.3%	1,280	1,153	11.0%
Wireless Revenues	424	377	12.3%	1,244	1,123	10.8%
Service Revenues	362	325	11.3%	1,059	970	9.3%
Equipment Revenues	62	52	18.9%	184	153	20.8%

Fixed Line and Other Revenues	15	13	14.4%	42	34	23.9%

EBITDA	180	186	-3.2%	569	549	3.6%
% total revenues	41.4%	48.0%		44.4%	47.6%

EBIT	133	145	-8.2%	431	424	1.6%
%	30.6%	37.4%		33.7%	36.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	3Q13	3Q12	Var.%
Wireless Subscribers (thousands)	11,887	11,462	3.7%
Postpaid	2,258	1,926	17.2%
Prepaid	9,629	9,536	1.0%
MOU	156	164	-4.8%
ARPU (US$)	10	10	7.4%
Churn (%)	3.0%	2.2%	0.7
Revenue Generating Units (RGUs)*	295	226	30.3%
* Fixed Line, Broadband and Television

Peru

We added 283 thousand new wireless subscribers in the quarter—67% of which were postpaid—to finish September with 11.5 million subscribers. Our subscriber base was down 7.3% as the annual comparison is still affected by recent changes in churn policies; however, our postpaid subscriber base shot-up 22.0% relative to December. Our fixed-RGUs, 981 thousand were 12.5% higher than at the start of the year.

Our third quarter revenues of 1.2 billion soles in the quarter exceeded by 11.2% those of the third quarter of 2012. Wireless service revenues rose 10.8% with increases of 27.3% in data and 5.4% in voice. Fixed-line revenues were up 24.9% over the year on the back of voice revenues that rose 34.5%. Fixed-line revenues have increased their share of total revenues to 12.3%.

The rapid pace of postpaid growth and the increase in the number of data plans with upscale devices weighed on EBITDA, which at 445 million soles declined 3.9% relative to the prior year. The margin for the period stood at 35.9%.

INCOME STATEMENT (IFRS)
Perú
Millones de Soles
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Total Revenues	1,240	1,115	11.2%	3,558	3,172	12.2%
Wireless Revenues	1,086	994	9.2%	3,127	2,816	11.0%
Service Revenues	928	838	10.8%	2,687	2,395	12.2%
Equipment Revenues	154	145	5.9%	422	403	4.8%

Fixed Line and Other Revenues	152	122	24.9%	431	357	20.8%

EBITDA	445	463	-3.9%	1,372	1,322	3.7%
% total revenues	35.9%	41.5%		38.6%	41.7%

EBIT	308	336	-8.4%	960	962	-0.3%
%	24.8%	30.1%		27.0%	30.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	3Q13	3Q12	Var.%
Wireless Subscribers (thousands)	11,495	12,399	-7.3%
Postpaid	3,275	2,439	34.3%
Prepaid	8,220	9,960	-17.5%
MOU	138	108	28.4%
ARPU (Sol)	27	23	18.6%
Churn (%)	3.9%	3.6%	0.3
Revenue Generating Units (RGUs)*	981	837	17.2%
* Fixed Line, Broadband and Television

Central America and the Caribbean

Our operations in Central America and the Caribbean ended September with 22.5 million wireless subscribers—6.7% more than in December—after net additions of 484 thousand in the quarter. We also had 6.4 million fixed-line RGUs, 5.7% more than in December.

Our third quarter revenues were almost flat (+1.5% yoy) at 973 million dollars. Wireless service revenues increased 4.4% year-on-year on the back of data revenues that expanded 25.6%. Fixed line revenues—which account for 41% of the total—were down 2.2% as the growth of PayTV and fixed-broadband was not enough to offset the contraction of voice revenues.

We generated an EBITDA of 329 million dollars; 19.0% above the third quarter of 2012. The margin for the period climbed 5 percentage points to 33.8%.

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Total Revenues	973	958	1.5%	2,895	2,861	1.2%
Wireless Revenues	572	552	3.7%	1,702	1,639	3.8%
Service Revenues	528	506	4.4%	1,577	1,509	4.5%
Equipment Revenues	44	43	3.2%	125	127	-1.9%

Fixed Line and Other Revenues	396	405	-2.2%	1,199	1,228	-2.4%

EBITDA	329	276	19.0%	968	823	17.6%
% total revenues	33.8%	28.8%		33.5%	28.8%

EBIT	64	-1	n.m.	187	-33	n.m.
%	6.6%	-0.1%		6.5%	-1.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)

	3Q13	3Q12	Var.%
Wireless Subscribers (thousands)	22,530	20,289	11.0%
Postpaid	3,102	2,737	13.4%
Prepaid	19,428	17,552	10.7%
MOU	187	204	-8.6%
ARPU (US$)	8	9	-6.0%
Churn (%)	3.8%	3.5%	0.3
Revenue Generating Units (RGUs)*	6,407	5,999	6.8%
* Fixed Line, Broadband and Television

United States

We ended September with 23 million subscribers, 6.5% more than a year ago. TracFone registered 5 thousand net additions in the quarter after disconnections resulting from the revaluation of the conditions of certain commercial plans.

Third quarter revenues of 1.5 billion dollars were 17.2% higher than in the same quarter of 2012 driving ARPU up 10.7%. The rate of revenue growth has normalized: over the last four quarters it had been driven up by the consolidation of Simple Mobile in late June 2012. This time around, the quarter’s revenue growth is completely organic.

Data revenues kept on expanding rapidly: 50% year-on-year. They have come to represent 42.5% of TracFone’s service revenues. Voice revenues are now growing roughly in line with subscriber growth.

EBITDA rose 8.2% to 205 million dollars, representing an EBITDA margin of 13.7% of revenues.

INCOME STATEMENT (IFRS)
United States
Millions of Dollars
	3Q13	3Q12	Var.%	Jan -	Jan -	Var.%
				Sep 13	Sep 12
Total Revenues	1,494	1,275	17.2%	4,499	3,444	30.7%
Service Revenues	1,366	1152	18.6%	3,984	3,107	28.3%
Equipment Revenues	128	123	3.9%	515	337	52.7%

EBITDA	205	190	8.2%	429	469	-8.6%
% total revenues	13.7%	14.9%		9.5%	13.6%

EBIT	196	180	8.8%	401	444	-9.6%
%	13.1%	14.1%		8.9%	12.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

United States Operating Data (IFRS)

	3Q13	3Q12	Var.%
Wireless Subscribers (thousands)	23,043	21,639	6.5%
MOU	520	496	4.9%
ARPU (US$)	20	18	10.7%
Churn (%)	4.1%	3.9%	0.2

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services.  It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	3Q13	3Q12	Var.%	Jan - Sep 13	Jan - Sep 12	Var.%

Mexico
EoP	13.01	12.92	0.7%	13.01	12.92	0.7%
Average	12.92	13.19	-2.0%	12.68	13.24	-4.2%

Brazil
EoP	2.23	2.03	9.8%	2.23	2.03	9.8%
Average	2.29	2.03	12.9%	2.12	1.92	10.4%

Argentina
EoP	5.79	4.70	23.3%	5.79	4.70	23.3%
Average	5.59	4.61	21.1%	5.28	4.47	18.2%

Chile
EoP	504	474	6.4%	504	474	6.4%
Average	507	483	5.0%	488	489	-0.3%

Colombia
EoP	1,915	1,798	6.5%	1,915	1,798	6.5%
Average	1,908	1,798	6.1%	1,854	1,795	3.3%

Guatemala
EoP	7.93	7.96	-0.3%	7.93	7.96	-0.3%
Average	7.88	7.89	-0.1%	7.84	7.82	0.3%

Honduras
EoP	20.69	19.87	4.1%	20.69	19.87	4.1%
Average	20.62	19.75	4.4%	20.43	19.52	4.7%

Nicaragua
EoP	25.02	23.83	5.0%	25.02	23.83	5.0%
Average	24.87	23.69	5.0%	24.57	23.40	5.0%

Costa Rica
EoP	506	503	0.5%	506	503	0.5%
Average	506	505	0.2%	505	510	-0.8%

Peru
EoP	2.78	2.60	7.1%	2.78	2.60	7.1%
Average	2.79	2.62	6.4%	2.68	2.66	0.7%

Paraguay
EoP	4,439	4,462	-0.5%	4,439	4,462	-0.5%
Average	4,444	4,421	0.5%	4,245	4,422	-4.0%

Uruguay
EoP	22.06	20.99	5.1%	22.06	20.99	5.1%
Average	21.69	21.44	1.2%	20.15	20.50	-1.7%

Dominican Republic
EoP	42.54	39.35	8.1%	42.54	39.35	8.1%
Average	42.43	39.22	8.2%	41.57	38.94	6.8%

Exchange Rates Local Currency units per Mexican Peso

	3Q13	3Q12	Var.%	Jan - Sep 13	Jan - Sep 12	Var.%

USA
EoP	0.08	0.08	-0.7%	0.08	0.08	-0.7%
Average	0.08	0.08	2.1%	0.08	0.08	4.4%

Brazil
EoP	0.17	0.16	9.0%	0.17	0.16	9.0%
Average	0.18	0.15	15.2%	0.17	0.15	15.2%

Argentina
EoP	0.45	0.36	22.4%	0.45	0.36	22.4%
Average	0.43	0.35	23.6%	0.42	0.34	23.4%

Chile
EoP	38.7	36.7	5.6%	38.7	36.7	5.6%
Average	39.2	36.6	7.2%	38.5	37.0	4.2%

Colombia
EoP	147.1	139.2	5.7%	147.1	139.2	5.7%
Average	147.7	136.3	8.3%	146.2	135.6	7.8%

Guatemala
EoP	0.61	0.62	-1.0%	0.61	0.62	-1.0%
Average	0.61	0.60	2.0%	0.62	0.59	4.7%

Honduras
EoP	1.59	1.54	3.4%	1.59	1.54	3.4%
Average	1.60	1.50	6.6%	1.61	1.47	9.3%

Nicaragua
EoP	1.92	1.84	4.3%	1.92	1.84	4.3%
Average	1.93	1.80	7.1%	1.94	1.77	9.7%

Costa Rica
EoP	38.9	39.0	-0.3%	38.9	39.0	-0.3%
Average	39.1	38.3	2.2%	39.9	38.5	3.5%

Peru
EoP	0.21	0.20	6.3%	0.21	0.20	6.3%
Average	0.22	0.20	8.6%	0.21	0.20	5.2%

Paraguay
EoP	341.1	345.4	-1.2%	341.1	345.4	-1.2%
Average	344.0	335.3	2.6%	334.8	334.0	0.2%

Uruguay
EoP	1.70	1.62	4.3%	1.70	1.62	4.3%
Average	1.68	1.63	3.3%	1.59	1.55	2.7%

Dominican
EoP	3.27	3.05	7.3%	3.27	3.05	7.3%
Average	3.28	2.97	10.4%	3.28	2.94	11.5%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Attorney-in-fact